

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 20, 2007

Mr. Thomas G. Mair
Senior Vice President and Chief Financial Officer
Golden Star Resources Ltd.
10901 West Toller Drive, Suite 300
Littleton, CO 80127-6312

> **Re:** **Golden Star Resources Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 14, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Filed August 7, 2007**
> **Response letter dated July 23, 2007**
> **File No. 001-12284**

Dear Mr. Mair:

　　We have reviewed your response letter and filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.　　In your next response letter to us, please provide the representations requested at the end of our comment letter.

Notes to the Consolidated Financial Statements, page 72

Note 5 Long Term Investments, page 77

Investment in EURO, page 77

2.   In your response to comment five of our letter dated July 10, 2007 you explain
        that the carrying value of your investment in EURO was fully written down in
        2004, and subsequent losses on derivative contracts resulted in the investment
        value falling below zero on a consolidated basis. Since you explain that up until
        June 2006 EURO was a consolidated subsidiary, please clarify what you mean
        when you say "the investment in EURO was fully written down in 2004". Also,
        please clarify, including applicable U.S. GAAP accounting literature, why the
        losses on derivative contracts resulted in the investment value falling below zero;
        the reversal of which upon dilution of your interest in EURO, resulted in a gain.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Notes to the Consolidated Financial Statements, page 7

3.   We note your disclosure regarding errors in previously issued financial statements
        for the quarters ended March 31, June 30, and September 30, 2006. Please file an
        Item 4.02 Form 8-K reporting the non-reliance on previously issued financial
        statements, and amended quarterly reports on Form 10-Q for the periods affected;
        or tell us why you believe such filings are not required. Please also revise to
        provide the error correction disclosures required by CICA Section 1506, and for
        U.S. GAAP reconciliation purposes, SFAS 158.

        Please also revise to address the impact of the errors on the fiscal year ended
        December 31, 2006, and the quarterly period ended March 31, 2007.

Controls and Procedures, page 32

4.   You disclose that your officers have concluded that the "... disclosure controls
        and procedures in place are effective to ensure that information required to be
        disclosed by Golden Star, including consolidated subsidiaries, in reports that
        Golden Star files or submits under the Exchange Act, is recorded, processed,
        summarized and reported in a timely basis in accordance with applicable time
        periods specified by the Securities and Exchange Commission rules and forms."
        Item 307 of Regulation S-K requires you to disclose your officer's conclusions
        regarding the effectiveness of your disclosure controls and procedures as that
        term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule

13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also "…include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief